AB 11/2

BB 10/27

SEC 06050247 ISSION

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 2 8 2006
WASH. D.C.
199

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SEC FILE NUMBER
8-52885

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/05 (MM/DD/YY) AND ENDING 07/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARADIGM CAPITAL U.S. INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 WELLINGTON STREET WEST, SUITE 2101
(No. and Street)

TORONTO (City) ONTARIO (State) CANADA M5J 2N7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL WARD (416) 360-3465
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

COMMERCE COURT WEST, SUITE 3300, 199 BAY STREET (Address) TORONTO (City) ONTARIO (State) M5L 1B2 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CH 11/2

BB

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Ward, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paradigm Capital U.S. Inc., as of July 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael Ward
Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM
CAPITAL INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

As of July 31, 2006

(With Independent Auditors' Report thereon)

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Stockholder of Paradigm Capital U.S. Inc.

We have audited the accompanying statement of financial condition of Paradigm Capital U.S. Inc. as of July 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Paradigm Capital U.S. Inc. as of July 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chartered Accountants

Toronto, Canada

September 27, 2006

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

July 31, 2006

Assets

Cash	$ 226,954
Commissions receivable from broker	196,178
Due from broker (note 5)	2,467,740
Receivable from customers (note 5)	516,752
Deposit with regulators	5,368
Security owned	364,756
	$ 3,777,748

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 184,000
Due to broker (note 5)	516,752
Payable to customers (note 5)	2,467,740
Income taxes payable	49,528
	3,218,020
Stockholder's equity:	
Capital stock (note 3):	
Authorized:	
Unlimited common shares, no par value	
Issued and outstanding:	
100 common shares	65
Additional paid-in capital	325,000
Retained earnings	234,663
	559,728
	$ 3,777,748

See accompanying notes to statement of financial condition.

Paradigm Capital U.S. Inc. (the "Company") was incorporated under the Ontario Business Corporations Act on February 10, 2000. The Company commenced operations in August 2002. In the United States of America, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company does not hold customer funds or safe keep customer securities pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i). The Company clears all transactions with, and for its customers, through its parent, Paradigm Capital Inc. (the "Parent"). Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

The Company is a wholly owned subsidiary of the Parent, a Canadian-owned investment dealer and member of the Investment Dealers Association of Canada. The Parent is located in Toronto, Ontario, Canada.

1. Basis of presentation:

Continuing operations are dependent on continued financial support of the Parent, as well as the Company's ability to attract and retain clients. The statement of financial condition has been prepared on the basis that the Company will receive the continued financial support of the Parent.

2. Significant accounting policies:

The statement of financial condition is prepared in accordance with United States generally accepted accounting principles.

(a) Translation of foreign currency:

Monetary assets and liabilities related to Canadian dollar foreign currency balances are translated into U.S. dollars at the exchange rate in effect at the date of the statement of financial condition. Non-monetary assets and liabilities related to Canadian dollar foreign currency balances are translated into U.S. dollars at the exchange rates prevailing at the transaction dates.

2. Significant accounting policies (continued):

(b) Use of estimates:

The preparation of a statement of financial condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Securities transactions:

Securities transactions are recorded on a trade date basis. At July 31, 2006, security owned consisted of a 4.55% U.S. government T-bill with a maturity date of September 7, 2006 in the amount of $369,000. The carrying value of the security owned approximates its fair value because of the short-term maturity of the instrument.

Customers' securities transactions are reported on a settlement date basis.

(d) Income taxes:

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

3. Capital stock:

Capital stock consists of 100 common shares issued on February 10, 2000 to the Parent.

(Expressed in U.S. dollars)

4. Related party transactions and balances:

Under a service agreement dated August 15, 2000, and amended and restated June 19, 2006 the Company has entered into an arrangement with the Parent whereby the Parent will perform securities trading, clearing and record-keeping services with the Company. In addition, the Parent allows the Company to occupy and use all space, furniture, equipment and other facilities of the Parent in Toronto. All of the foregoing services are provided at rates specified in the service agreement.

Balances with the Parent are as follows:

Due from broker	$ 2,467,740
Accounts payable and accrued liabilities	184,000
Due to broker	516,752

5. Due from/to broker:

At July 31, 2006, the Company had amounts receivable and payable to the broker relating to security fails resulting from customer transactions in the amount of $2,467,740 and $516,752, respectively. Such amounts are reflected in due from and to broker and receivable from and payable to customers in the accompanying statement of financial condition.

6. Net capital requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). The Company's method of computing net capital is the alternate method and under Rule 15c3-1, the Company is required to maintain minimum net capital of $250,000. At July 31, 2006, the Company had net capital of $554,360 which was $304,360 in excess of the required capital.

7. Fair values of financial instruments:

The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature.

8. Income taxes:

For Canadian tax purposes, the Company files a stand-alone tax return.